UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal years ended December 31, 2009 and 2008

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4-14

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 24, 2010

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	December 31,	December 31,
Assets	2009	2008

Investments, at fair value	$2,199,542,510	$1,931,654,151

Receivables:
Accrued interest and dividends	450,764	2,191,379
Employer contributions	25,398,963	25,983,672
Employee contributions	455,901	-
Total receivables	26,305,628	28,175,051
Total assets	2,225,848,138	1,959,829,202

Liabilities

Administrative expenses payable	577,345	295,315
Due to broker for securities purchased	81,123	2,310,266
Total liabilities	658,468	2,605,581

Net assets available for benefits, at fair value	2,225,189,670	1,957,223,621

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(7,181,946)	8,046,389

Net assets available for benefits	$2,218,007,724	$1,965,270,010

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Additions:
Contributions
Employee	$101,221,145	$103,080,692
Employer	53,982,221	52,006,062
Total contributions	155,203,366	155,086,754

Investment income:
Interest and dividends	54,821,802	68,037,475

Total additions	210,025,168	223,124,229

Deductions:
Distributions to participants	(179,525,418)	(139,194,952)
ESOP interest	-	(77,241)
Fees	(1,446,217)	(1,742,755)
Total deductions	(180,971,635)	(141,014,948)

Net appreciation (depreciation) in fair value of investments	223,684,181	(698,316,131)

Increase (decrease) in net assets available for benefits	252,737,714	(616,206,850)

Net assets available for benefits, beginning of year	1,965,270,010	2,581,476,860

Net assets available for benefits, end of year	$2,218,007,724	$1,965,270,010

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (Plan) provides eligible employees (Participants) of FirstEnergy Corp. and its subsidiaries, collectively referred to as the Companies, a mechanism through which they can save and invest part of their income on a tax-deferred basis at regular intervals. Through April 2008, the Companies matched employee contributions primarily with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan (ESOP). Most union Participants of the former GPU, Inc. were matched in cash. In May 2008, the Companies began making cash contributions to the Plan to meet the Companies’ matching contribution obligation.  Cash contributions are made to the FirstEnergy Contributions Stock Fund (Stock Fund) and units of the Stock Fund are then used to satisfy the matching contribution obligation. Certain GPU union Participants continued to receive their matching contributions in cash. Participants may invest their contributions in any investment options provided under the Plan. Contributions made to Participants’ accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan and bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but not Title IV as it is an individual account plan. Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of Participants’ investments into the funds (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual Participant. Transfers between funds are the responsibility of the Participant and may be made on a daily basis subject to Plan provisions, Internal Revenue Service (IRS) and ERISA regulations. Participants are also permitted to direct investment holdings into a self-managed brokerage account option.  The Participant has full investment responsibility over the amounts held in this option.

Generally, every regular FirstEnergy employee is eligible to become a participant in the Plan immediately upon employment.

Under the automatic enrollment feature for newly-hired, eligible employees of the Companies, contributions are set at 3% with a graduated increase of 1% per year up to 6% over time when no election out of the automatic enrollment is made by the employee. Certain GPU union Participants are automatically enrolled at 2%, without escalation. Non-spousal beneficiaries may rollover their account to another qualified plan without penalty.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison Company (OE) common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation (Merger) that created

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

FirstEnergy, shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

The Plan borrowed $200 million (ESOP Loan) at a rate of 10% from OE to fund the purchase of the stock. In October 2005, the ESOP Loan was refinanced at a rate of 4.4%. The Plan recognized and capitalized interest expense of $5,070,830 on the original ESOP loan obligation for the period December 31, 2004 through October 31, 2005. Principal payments of $16,480,208 were due each December 31 through 2008, with interest payable annually. Principal payments could be made sooner if additional shares of FirstEnergy common stock were needed for distributions to Participants. The ESOP Loan was paid in full on April 30, 2008.

On June 20, 2008 the Plan received notification from the United States Department of Labor (DOL) that it had concluded its audit of the Plan for years 2001 through 2004. The DOL concluded that FirstEnergy, in its capacity as the lender, committed a prohibited transaction as part of the 2005 refinancing of the ESOP loan with the borrower, State Street Bank and Trust Company (State Street), acting in its capacity as trustee of the Plan. The DOL noted that this alleged prohibited transaction was corrected by FirstEnergy and State Street with the execution of the Amended and Restated Promissory Note and the Amended and Restated Loan Agreement, and that it would take no action on the matter. Furthermore, FirstEnergy and State Street do not believe a prohibited transaction occurred and will dispute any contention by the IRS that they engaged in a prohibited transaction. Therefore, no estimated potential liability has been recorded related to this matter.

The DOL also declared it would not pursue any action against the Plan with regard to its assertion that all the shares released from the ESOP Loan Suspense Account for the Plan were not allocated to Participants in accordance with the provisions of the Plan document. The DOL noted that the Plan provided evidence that it was being operated in accordance with the fiduciaries' interpretation of the Plan.

ESOP Allocation
As principal and interest payments were made on the ESOP Loan, shares of FirstEnergy common stock were released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they were made available for contribution to Participants’ accounts. On April 30, 2008, the final principal payment of $5,310,675 and interest payment of $77,241 released the remaining 135,067 shares, which were allocated to Participants.

The Companies’ matching contribution to each Participant's account is computed each pay period based on the Companies' matching contribution percentages (see Note 7). The number of shares of FirstEnergy Common Stock Fund contributed to each Participant is based on the market price of the Stock Fund as determined at the end of each pay period.

As of December 31, 2009 and 2008 there were 5,613,734 and 5,162,700 shares, respectively, held in the ESOP Allocated Fund having market values of $260,757,956 and $250,803,979, respectively. The market value of the ESOP common stock is measured by the quoted market price.

All unallocated shares held by the ESOP as of December 31, 2007, were allocated to Participant accounts by May 2008. Since then, shares of FirstEnergy common stock are being purchased on the market and contributed to Participants' accounts as described above. The fair value of the FirstEnergy common stock shares contributed are valued at the closing price as reported by the New York Stock Exchange as of the date the contributions are credited to the Participants account. The contributions receivable in 2009 and 2008, included in the Statement of Net Assets Available for Benefits, represent funds provided by FirstEnergy to the ESOP in early 2010 and 2009, respectively, to purchase shares of FirstEnergy common stock for the respective 2009 and 2008 matching requirements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Plan a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on their consolidated federal income tax return equal to that amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of all employees for the year. The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 and later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution except for the reimbursement of PAYSOP administrative expenses.

Dividends are payable quarterly to Participants and Participants have the option to either reinvest dividends into the PAYSOP Fund or elect to have the dividends distributed quarterly through the Dividend Pass-Through feature of the Plan.  The market value of the FirstEnergy common stock in the PAYSOP Fund was $3,826,939 as of December 31, 2009 and $4,216,472 as of December 31, 2008.

Participant Loan Fund
Generally, the Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loan issuances is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter.  Interest rates on outstanding loan balances as of December 31, 2009 range from 4.25% to 10.5%.  Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years.

2.	Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

The fair value of the Funds is measured at the market value per share determined by the investment manager except for the FirstEnergy Common Stock Fund, the Capital Preservation Fund and the Loan Fund. The market value of the FirstEnergy Common Stock Fund is measured by the quoted market price. See Note 10 for the

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

methodology used to determine fair value for the Capital Preservation Fund and Note 1 for a description of the Participant Loan Fund.

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid by the Companies.

In 2009, the Plan adopted amended subsequent event guidance issued by the Financial Accounting Standards Board (FASB). In accordance with this guidance, the Plan has evaluated subsequent events through the date the financial statements are issued.

3.	New Accounting Standards and Interpretations

In 2010, the FASB amended the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (ASC) to require additional disclosures about: 1) transfers of Level 1 and Level 2 fair value measurements, including the reason for transfers; 2) purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements; 3) additional disaggregation to include fair value measurement disclosures for each class of assets and liabilities; and 4) disclosure of inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements.  The amendment is effective for fiscal years beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010.  The Plan does not expect this standard to have a material effect upon its financial statements.

4.	Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments

The Plan’s investments as of December 31, 2009 and 2008 were maintained in investment funds, Participant loans and shares of FirstEnergy common stock.

The following presents the fair value of investments in the Plan as of December 31:

	2009	2008
Cash and cash equivalents	$5,456,702	$7,558,298
FirstEnergy common stock	421,933,824	424,838,864
Capital preservation investments	564,502,152	564,289,497
Domestic equity stocks	553,464,774	421,648,496
International equity stocks	174,037,199	120,037,805
Other equities	57,345,649	42,970,093
Balanced funds	256,945,761	213,311,302
Bond funds	123,903,933	96,887,244
Participant loans	41,952,516	40,112,552
Total investments at fair value	$2,199,542,510	$1,931,654,151

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

The net investment income is as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008

Dividends and interest income	$54,821,802	$68,037,475
Net appreciation (depreciation) in fair value of investments:
Bond funds	6,817,594	(5,488,991)
Domestic stocks	145,804,117	(311,721,817)
International stocks	44,089,490	(99,007,058)
Balanced funds	46,040,786	(79,190,836)
FirstEnergy common stock	(19,067,806)	(202,907,429)
Net appreciation (depreciation)	223,684,181	(698,316,131)
Net investment income (loss)	$278,505,983	$(630,278,656)

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008

FirstEnergy Common Stock	$421,933,824	$424,838,864

Capital Preservation Fund	$564,502,152	$564,289,497

S&P 500 Index Fund	$250,250,980	$207,290,895

EuroPacific Growth Fund	$153,550,376	$113,190,715

PIMCO Bond Fund	$123,903,933	N/A

6.	Fair Value

In 2009, the Plan adopted amended FASB accounting guidance applicable to the Fair Value Measurements and Disclosures Topic of the FASB ASC. The guidance is to determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to normal market activity for such asset or liability (or similar assets and liabilities) and to identify circumstances that indicate a transaction with regards to such an asset or liability is not orderly. The guidance also expands the disclosures and requires that the major categories of debt and equity securities in the fair value table be determined on the basis of the nature and risks of the investments. There was no impact of the adoption on the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Fair value is the price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. A fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those where transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 assets include registered investment companies, common stocks and real estate investment trusts. Registered investment companies and common stocks are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.  Real estate investment trusts market values are based on daily quotes available on public exchanges as with other publicly traded equity securities.

Level 2 – Pricing inputs are either directly or indirectly observable in the market as of the reporting date, other than quoted prices in active markets included in Level 1. Additionally, Level 2 includes those financial instruments that are valued using models or other valuation methodologies based on assumptions that are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 2 investments include common collective trusts and cash and cash equivalents assets. Common collective trusts are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts. The fair value of investments in the non-benefit-responsive investment fund is based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Common collective trusts are not available in an exchange and active market however, the fair value is determined based on the underlying investments as traded in an exchange and active market. The fair value of the stable value fund is based on the underlying investments. This fund invests in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The fair value of the wrapper contracts is based on the wrap contract fees provided by the insurance companies and are included in the stable value fund category.

Level 3 – Pricing inputs include inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Participant loans are classified as Level 3 investments and are valued at their outstanding balances, which approximate fair value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

The following presents the Plan’s investments measured at fair value as of December 31:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets

Common Collective Trusts
Balanced funds	$-	$194,865,041	$-	$194,865,041
Domestic equity stocks	-	344,518,430	-	344,518,430
Capital preservation investments	-	564,502,152	-	564,502,152
Total Common Collective Trusts	-	1,103,885,623	-	1,103,885,623

Company Common Stock	421,933,824	-	-	421,933,824

Registered Investment Companies
Balanced funds	62,080,720	-	-	62,080,720
Bond funds	123,903,933	-	-	123,903,933
Brokerage account1	-	57,345,649	-	57,345,649
Domestic equity stocks	157,862,525	-	-	157,862,525
International equity stocks	174,037,199	-	-	174,037,199
Total Registered Investment Companies	517,884,377	57,345,649	-	575,230,026

Separate Account
Domestic equity stocks	44,840,759	-	-	44,840,759
Cash and cash equivalents	-	1,723,876	-	1,723,876
Other	-	1,668,088	-	1,668,088
Real estate investment trusts	4,574,972	-	-	4,574,972
Total Separate Account	49,415,731	3,391,964	-	52,807,695

Cash and Cash Equivalents	-	3,732,826	-	3,732,826

Participant Loans	-	-	41,952,516	41,952,516

Total Assets	$989,233,932	$1,168,356,062	$41,952,516	$2,199,542,510

1 The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets

Common Collective Trusts
Balanced funds	$-	$164,372,234	$-	$164,372,234
Domestic equity stocks	-	271,833,962	-	271,833,962
Capital preservation investments	-	564,289,497	-	564,289,497
Total Common Collective Trusts	-	1,000,495,693	-	1,000,495,693

Company Common Stock	424,838,864	-	-	424,838,864

Registered Investment Companies
Balanced funds	48,939,068	-	-	48,939,068
Bond funds	96,887,244	-	-	96,887,244
Brokerage account1	-	42,970,093	-	42,970,093
Domestic equity stocks	110,716,873	-	-	110,716,873
International equity stocks	120,037,805	-	-	120,037,805
Total Registered Investment Companies	376,580,990	42,970,093	-	419,551,083

Separate Account
Domestic equity stocks	34,826,790	-	-	34,826,790
Other	515,297	-	-	515,297
Real estate investment trusts	3,755,575	-	-	3,755,575
Total Separate Account	39,097,662	-	-	39,097,662

Cash and Cash Equivalents	-	7,558,297	-	7,558,297

Participant Loans	-	-	40,112,552	40,112,552

Total Assets	$840,517,516	$1,051,024,083	$40,112,552	$1,931,654,151

1 The brokerage account investments are directed by participants.

The following table provides a reconciliation of changes in the fair value of Participant loans classified as Level 3 in the fair value hierarchy during 2009 and 2008:

	2009	2008
Beginning balance	$40,112,552	$38,305,504
Issuances	23,912,302	22,029,330
Settlements	(22,072,338)	(20,222,282)
Ending balance	$41,952,516	$40,112,552

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

7.	Contributions

Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain GPU union Participants who receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute a discretionary bonus match amount determined by the Companies if such performance objectives are met. However, certain GPU union Participants receive no bonus match. The Companies' contributions are invested in FirstEnergy common stock, except for those certain GPU union Participants that are matched in cash.

Through April 2008, the Companies' contributions were pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income served to pay the ESOP Loan and related interest, which resulted in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income was not sufficient to pay the ESOP Loan and interest, the Companies contributed cash, which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Benefits.

In accordance with the Pension Protection Act of 2006, the Plan provides that all company matching contributions be immediately eligible for diversification. For further discussion, please see Note 1 above.

Employee Contributions
Employees can invest between 1% and 75% (21% for employees represented by IBEW Local 777 and 22% for employees represented by UWUA Local 180) of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $16,500 for 2009 and $15,500 for 2008. Participants who are at least 50 years of age may elect to defer an additional $5,500 annually in 2009 and $5,000 in 2008. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.  Beginning in 2008, Plan Participants can elect to contribute to a Roth 401(k) as part of their Plan contributions.  These contributions are on an after-tax basis.

8.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

9.	Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

10.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (collectively, GICs) as part of the Capital Preservation Fund, which is part of the State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common collective trust. In accordance with the Plan Accounting – Defined Contribution Pension Plans Topic of FASB ASC, the investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants transact with their investment in the Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value is deemed necessary.

The fair value of the traditional GICs included in the Fund is calculated under the discounted cash flows method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive program, or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 2.43% and 3.00% during the years ended December 31, 2009 and December 31, 2008, respectively. The crediting interest rates as of December 31, 2009 and 2008 were 2.88% and 3.49%, respectively.  There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

State Street made cash infusions into the Capital Preservation Fund and other of their stable value clients’ portfolios on January 31, 2008, and October 30, 2008, due to the credit and liquidity events and market volatility of mid to late 2007, which continued through 2008. The Capital Preservation Fund received approximately $9 million and $18.7 million, respectively, of such infusions. This was undertaken to enhance the market to book value ratio.

On October 30, 2008, State Street Global Advisors purchased certain asset-backed and mortgage backed securities from its stable value funds and separate accounts and made a cash contribution to those funds and separate accounts. This transaction was considered to be non-exempt by the DOL. The Plan and the Investment Committee of the Plan had no discretion or control over the transaction. No estimated potential

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

liability has been recorded related to this matter as of December 31, 2009 and 2008. In February 2010, Prohibited Transaction Exemption No. 2010-02 was granted by the DOL with regard to this transaction.

Effective January 1, 2010, the Capital Preservation Fund is no longer a part of the State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts.  The assets of the fund are managed by PIMCO.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to Form 5500:

	December 31,	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$2,218,007,724	$1,965,270,010
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	7,181,946	(8,046,389)
Net assets available for benefits per Form 5500	$2,225,189,670	$1,957,223,621

Total investment income (loss) per financial statements	$278,505,983	$(630,278,656)

Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	15,228,335	4,947,166
Investment income (loss) per Form 5500	$293,734,318	$(625,331,490)

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

*	State Street STIF	Money market fund	**	$ 3,732,826

*	FirstEnergy Common Stock	FirstEnergy common stock	**	421,933,824

*	S&P 500 Index Fund	S&P 500 stocks	**	250,250,980

	Fidelity Puritan Fund	Balanced fund	**	62,080,720

	Selected American Fund	Large cap value stocks	**	53,481,494

	Mellon Russell MidCap Value Index Fund	Mid cap value stocks	**	52,807,695

	Artisan Mid Cap Fund	Mid cap growth stocks	**	52,780,178

	DFA Small Cap Value	Small cap value stocks	**	51,600,853

	BGI Russell 2000 Growth Fund	Small cap growth stocks	**	24,013,095

	PIMCO Total Return Fund	Bonds	**	123,903,933

	EuroPacific Growth Fund	International stocks	**	153,550,376

	BGI Retirement Fund	Blend of stocks, fixed income	**	14,043,438

	BGI 2010 Fund	Blend of stocks, fixed income	**	27,368,484

	BGI 2015 Fund	Blend of stocks, fixed income	**	40,865,016

	BGI 2020 Fund	Blend of stocks, fixed income	**	44,854,940

	BGI 2025 Fund	Blend of stocks, fixed income	**	33,780,420

	BGI 2030 Fund	Blend of stocks, fixed income	**	18,144,792

	BGI 2035 Fund	Blend of stocks, fixed income	**	5,553,081

	BGI 2040 Fund	Blend of stocks, fixed income	**	3,594,115

	BGI 2045 Fund	Blend of stocks, fixed income	**	2,581,883

	BGI 2050 Fund	Blend of stocks, fixed income	**	4,078,871

	Dodge & Cox International Fund	International stocks	**	20,486,823

	BGI Russell 1000 Growth Index Fund	Large cap growth	**	70,254,356

	Self Managed Fund	Equities, fixed income	**	57,345,649

*	Capital Preservation Fund	GICs, collateralized mortgage obligations	**	564,502,152

*	Participant Loans	Loans receivable with repayment
		interest of 4.25% to 10.5%	$ -	41,952,516

		Totals		$ 2,199,542,510

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23         Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 24, 2010

By	/s/ Ralph W. Smith
Ralph W. Smith
Chairperson
Savings Plan Committee